

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

Via E-mail
David N. Shafer, Esq.
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

> **Re: WNC Housing Tax Credit Fund IV, L.P., Series 2**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed March 12, 2014**
> **File No. 005-49787**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2014**
> **File No. 000-28370**

Dear Mr. Shafer:

We have reviewed your amended filings and corresponding response letter dated March 27, 2014 and have the following comments.

1. We are unable to agree with the multiple analyses provided in your response to our prior comment 1 in letters dated February 27, March 14 and March 24, 2014. Notwithstanding the known finite life of the partnership, the March 2012 solicitation appears to have been the first step in or otherwise undertaken in furtherance of a "Rule 13e-3 transaction," as defined in Rule 13e-3(a)(3). Therefore, please revise the disclosure to address the potential applicability of Rule 13e-3 to the March 2012 solicitation, and ensure that such revisions indicate that the authorizations so solicited consequently resulted in the approval of a Plan of Liquidation and Dissolution without certain disclosures required by Rule 13e-3 and corresponding Schedule 13E-3 having been provided. While the staff of the Division of Corporation Finance will not undertake any further review of the Schedule 13E-3 at this time, our comment remains outstanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

David N. Shafer, Esq.
WNC & Associates, Inc.
March 28, 2014
Page 2

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Paul G. Dannhauser, Esq.